Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK

DIVIDENDS

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2017, 2016, 2015, 2014 and 2013. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings are the sum of (i) loss from continuing operations before income taxes plus (ii) fixed charges. Fixed charges are comprised of interest expense and interest capitalized related to build-to-suit leases.

	Year Ended December 31,
Earnings:	2013	2014	2015	2016	2017
Loss from continuing operations before income taxes	$(26,624)	$(26,417)	$(46,425)	$(71,672)	$(54,568)
Plus: Fixed charges	—	—	—	70	417
Plus: Amortization of capitalized interest	—	—	—	—	12
Less: Interest capitalized	—	—	—	58	157

Earnings, as adjusted	$(26,624)	$(26,417)	$(46,425)	$(71,544)	$(53,982)
Total fixed charges	$—	$—	$—	$70	$417

Ratio of earnings to fixed charges	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	$(26,624)	$(26,417)	$(46,425)	$(71,672)	$(54,568)
Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(26,624)	$(26,417)	$(46,425)	$(71,672)	$(54,568)